No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF August 2010

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

The Company determined to make the purchase through ToSTNeT-3 (Tokyo Stock Exchange Trading Network System for off-floor purchase of a company’s own shares); it will not use any other trading system or time with respect to the specific method of acquiring its own shares, based on the resolution of The Board of Directors of the Company, at its meeting held on July 30, 2010, that the Company will purchase its own shares pursuant to Article 156 of the Company Law, which applies pursuant to Article 165, Paragraph 3, of that law.

Exhibit 2:

As notified on August 2, 2010, the Company acquired its own shares.

Exhibit 3:

The Company determined to make the purchase through ToSTNeT-3 (Tokyo Stock Exchange Trading Network System for off-floor purchase of a company’s own shares); it will not use any other trading system or time with respect to the specific method of acquiring its own shares, based on the resolution of The Board of Directors of the Company, at its meeting held on July 30, 2010, that the Company will purchase its own shares pursuant to Article 156 of the Company Law, which applies pursuant to Article 165, Paragraph 3, of that law.

Exhibit 4:

As notified on August 5, 2010, the Company acquired its own shares as follows. All the acquisition of the Company’s own shares pursuant to the resolution of the board of directors at its meeting held on July 30, 2010 has been completed with this purchase.

Exhibit 5:

Honda Motor Co., Ltd. filed its consolidated financial statements for the fiscal three months ended June 30, 2010 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for
Business Management Operations
Honda Motor Co., Ltd.

Date: September 21, 2010

[Translation]

August 2, 2010

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, 107-8556 Tokyo

Takanobu Ito

President and Representative Director

Notice Concerning Acquisition of the Company’s Own Shares through ToSTNeT-3

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on July 30, 2010, resolved that the Company will purchase its own shares pursuant to Article 156 of the Company Law, which applies pursuant to Article 165, Paragraph 3, of that law. The Company determined as follows with respect to the specific method of acquiring its own shares.

Particulars

1.	Method of acquisition

The Company will purchase the shares over the Tokyo Stock Exchange at 8:45 a.m. on August 3, 2010, at a price of 2,818 yen per share, which is the closing price (including the last special bid) of the Company shares as of today, August 2, 2010. The Company will make the purchase through ToSTNeT-3 (Tokyo Stock Exchange Trading Network System for off-floor purchase of a company’s own shares); it will not use any other trading system or time. The purchase order will be valid only for the time designated for the transactions.

2.	Details of acquisition

(1)	Type of shares to be acquired:

Shares of Common Stock

(2)	Total number of shares the Company plans to acquire:

3,500,000 shares

Note 1:	The total number of shares the Company plans to acquire will not be changed. Depending on market conditions and other factors, a part or all of the transaction may not be performed.

Note 2:	The purchase will be made based on selling orders corresponding to the number of shares planned to be acquired.

(3)	Disclosure of acquisition:

The results of the acquisition will be disclosed after the completion of the transaction, which will end at 8:45 a.m. on August 3, 2010.

Reference:	Outline of the plan to acquire the Company’s own shares resolved at the meeting of the board of directors held on July 30, 2010 and announced on the same date

(1)	Type of shares to be acquired:

Shares of Common Stock

(2)	Maximum number of shares to be acquired:

12,000,000 shares (0.66 % of the shares outstanding (excluding treasury stock))

(3)	Maximum amount of acquisition:

25 billion yen

(4)	Period of acquisition:

Starting on August 3, 2010 and ending on September 15, 2010

Progress as of August 2, 2010

Total number of shares acquired:	0

Total amount of shares acquired:	0 yen

[Translation]

August 3, 2010

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, 107-8556 Tokyo

Takanobu Ito

President and Representative Director

Notice Concerning Results of Acquisition of the Company’s Own Shares through ToSTNeT-3

As notified on August 2, 2010, Honda Motor Co., Ltd. (the “Company”) acquired its own shares as follows.

Particulars

1.	Basis for acquisition

For the purpose, among others, of enhancing its capital efficiency and enabling greater flexibility in its capital policies.

2.	Details of acquisition

(1)	Type of shares acquired:

Shares of Common Stock

(2)	Total number of shares the Company acquired:

3,415,500 shares

(3)	Total amount of shares acquired

9,624,879,000 yen

(4)	Date of the acquisition

August 3, 2010

(5)	Method of acquisition

Purchase through ToSTNeT-3 (Tokyo Stock Exchange Trading Network System for off-floor purchase of a company’s own shares)

Reference:	Outline of the plan to acquire the Company’s own shares resolved at the meeting of the board of directors held on July 30, 2010 and announced on the same date

(1)	Type of shares to be acquired:

Shares of Common Stock

(2)	Maximum number of shares to be acquired:

12,000,000 shares

(3)	Maximum amount of acquisition:

25 billion yen

(4)	Period of acquisition:

Starting on August 3, 2010 and ending on September 15, 2010

Progress as of August 3, 2010

Total number of shares acquired:	3,415,500 shares

Total amount of shares acquired:	9,624,879,000 yen

[Translation]

August 5, 2010

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, 107-8556 Tokyo

Takanobu Ito

President and Representative Director

Notice Concerning Acquisition of the Company’s Own Shares through ToSTNeT-3

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on July 30, 2010, resolved that the Company will purchase its own shares pursuant to Article 156 of the Company Law, which applies pursuant to Article 165, Paragraph 3, of that law. The Company determined as follows with respect to the specific method of acquiring its own shares.

Particulars

1.	Method of acquisition

The Company will purchase the shares over the Tokyo Stock Exchange at 8:45 a.m. on August 6, 2010, at a price of 2,853 yen per share, which is the closing price (including the last special bid) of the Company shares as of today, August 5, 2010. The Company will make the purchase through ToSTNeT-3 (Tokyo Stock Exchange Trading Network System for off-floor purchase of a company’s own shares); it will not use any other trading system or time. The purchase order will be valid only for the time designated for the transactions.

2.	Details of acquisition

(1)	Type of shares to be acquired:

Shares of Common Stock

(2)	Total number of shares the Company plans to acquire:

5,380,000 shares

Note 1:	The total number of shares the Company plans to acquire will not be changed. Depending on market conditions and other factors, a part or all of the transaction may not be performed.

Note 2:	The purchase will be made based on selling orders corresponding to the number of shares planned to be acquired.

(3)	Disclosure of acquisition:

The results of the acquisition will be disclosed after the completion of the transaction, which will end at 8:45 a.m. on August 6, 2010.

Reference:	Outline of the plan to acquire the Company’s own shares resolved at the meeting of the board of directors held on July 30, 2010 and announced on the same date

(1)	Type of shares to be acquired:

Shares of Common Stock

(2)	Maximum number of shares to be acquired:

12,000,000 shares (0.66 % of the shares outstanding (excluding treasury stock))

(3)	Maximum amount of acquisition:

25 billion yen

(4)	Period of acquisition:

Starting on August 3, 2010 and ending on September 15, 2010

Progress as of August 5, 2010

Total number of shares acquired:	3,415,500

Total amount of shares acquired:	9,624,879,000 yen

[Translation]

August 6, 2010

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, 107-8556 Tokyo

Takanobu Ito

President and Representative Director

Notice Concerning Results of Acquisition of the Company’s Own Shares through ToSTNeT-3

As notified on August 5, 2010, Honda Motor Co., Ltd. (the “Company”) acquired its own shares as follows. All the acquisition of the Company’s own shares pursuant to the resolution of the board of directors at its meeting held on July 30, 2010 has been completed with this purchase.

Particulars

1.	Basis for acquisition

For the purpose, among others, of enhancing its capital efficiency and enabling greater flexibility in its capital policies.

2.	Details of acquisition

(1)	Type of shares acquired:

Shares of Common Stock

(2)	Total number of shares the Company acquired:

5,380,000 shares

(3)	Total amount of shares acquired

15,349,140,000 yen

(4)	Date of the acquisition

August 6, 2010

(5)	Method of acquisition

Purchase through ToSTNeT-3 (Tokyo Stock Exchange Trading Network System for off-floor purchase of a company’s own shares)

Reference:	Outline of the plan to acquire the Company’s own shares resolved at the meeting of the board of directors held on July 30, 2010 and announced on the same date

(1)	Type of shares to be acquired:

Shares of Common Stock

(2)	Maximum number of shares to be acquired:

12,000,000 shares

(3)	Maximum amount of acquisition:

25 billion yen

(4)	Period of acquisition:

Starting on August 3, 2010 and ending on September 15, 2010

Total number and amount of the Company’s own shares acquired as of August 6, 2010, since the date of the resolution at the meeting of the board of directors (July 30, 2010).

Total number of shares acquired:	8,795,500 shares

Total amount of shares acquired:	24,974,019,000 yen

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

June 30, 2010

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

June 30, 2010 and March 31, 2010

	Yen (millions)
Assets	June 30, 2010	March 31, 2010
	unaudited	audited
Current assets:
Cash and cash equivalents	¥1,204,122	¥1,119,902
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥7,759 million at June 30, 2010 and ¥8,555 million at March 31, 2010 (note 6)	813,415	883,476
Finance subsidiaries-receivables, net (notes 1(c), 2, 3 and 6)	1,149,190	1,100,158
Inventories (notes 4 and 6)	894,536	935,629
Deferred income taxes	152,603	176,604
Other current assets (notes 5 and 10)	349,289	397,955

Total current assets	4,563,155	4,613,724

Finance subsidiaries-receivables, net (notes 1(c), 2, 3 and 6)	2,362,362	2,361,335

Investments and advances:
Investments in and advances to affiliates	482,890	457,834
Other, including marketable equity securities (note 5)	176,856	184,847

Total investments and advances	659,746	642,681

Property on operating leases:
Vehicles	1,624,208	1,651,672
Less accumulated depreciation	318,651	343,525

Net property on operating leases	1,305,557	1,308,147

Property, plant and equipment, at cost (note 6):
Land	485,438	489,769
Buildings	1,485,072	1,509,821
Machinery and equipment	3,180,515	3,257,455
Construction in progress	141,909	143,862

	5,292,934	5,400,907
Less accumulated depreciation and amortization	3,300,540	3,314,244

Net property, plant and equipment	1,992,394	2,086,663

Other assets (note 10)	617,040	616,565

Total assets	¥11,500,254	¥11,629,115

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

June 30, 2010 and March 31, 2010

	Yen (millions)
Liabilities and Equity	June 30, 2010	March 31, 2010
	unaudited	audited
Current liabilities:
Short-term debt (notes 1(c) and 3)	¥1,087,362	¥1,066,344
Current portion of long-term debt (notes 1(c) and 3)	868,432	722,296
Trade payables:
Notes	21,108	24,704
Accounts	704,715	802,464
Accrued expenses (note 11)	468,729	542,521
Income taxes payable	63,563	23,947
Other current liabilities (note 10)	246,852	236,854

Total current liabilities	3,460,761	3,419,130

Long-term debt, excluding current portion (notes 1(c) and 3)	2,196,106	2,313,035
Other liabilities (notes 7 and 11)	1,304,851	1,440,520

Total liabilities	6,961,718	7,172,685

Equity:
Honda Motor Co., Ltd. shareholders’ equity (note 8):
Common stock, authorized 7,086,000,000 shares at June 30, 2010 and at March 31, 2010; issued 1,834,828,430 shares at June 30, 2010 and at March 31, 2010	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	45,410	45,463
Retained earnings (notes 1(c) and 12(a))	5,556,670	5,304,473
Accumulated other comprehensive income (loss), net (notes 5 and 10)	(1,366,249)	(1,208,162)
Treasury stock, at cost 23,726,330 shares at June 30, 2010 and 20,225,694 shares at March 31, 2010	(81,539)	(71,730)

Total Honda Motor Co., Ltd. shareholders’ equity	4,412,888	4,328,640

Noncontrolling interests (note 8)	125,648	127,790

Total equity (note 8)	4,538,536	4,456,430

Commitments and contingent liabilities (note 11)
Total liabilities and equity	¥11,500,254	¥11,629,115

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the three months ended June 30, 2009 and 2010

	Yen (millions)
	June 30, 2009	June 30, 2010
	unaudited	unaudited
Net sales and other operating revenue	¥2,002,212	¥2,361,463

Operating costs and expenses:
Cost of sales	1,553,824	1,684,136
Selling, general and administrative	321,632	324,609
Research and development	101,592	118,275

	1,977,048	2,127,020

Operating income	25,164	234,443

Other income (expenses):
Interest income	4,828	5,060
Interest expense	(3,811)	(2,174)
Other, net (notes 5 and 10)	(20,723)	18,820

	(19,706)	21,706

Income before income taxes and equity in income of affiliates	5,458	256,149

Income tax expense (note 7):
Current	13,178	12,500
Deferred	(2,679)	(1,089)

	10,499	11,411

Income (loss) before equity in income of affiliates	(5,041)	244,738

Equity in income of affiliates	14,243	35,691
Net income	9,202	280,429

Less: Net income attributable to noncontrolling interests	1,642	7,942

Net income attributable to Honda Motor Co., Ltd.	¥7,560	¥272,487

	Yen
	June 30, 2009	June 30, 2010
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 14(b)):	¥4.17	¥150.27

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the three months ended June 30, 2009 and 2010

	Yen (millions)
	June 30, 2009	June 30, 2010
	unaudited	unaudited
Cash flows from operating activities:
Net income	¥9,202	¥280,429
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	100,707	89,452
Depreciation of property on operating leases	59,738	55,934
Deferred income taxes	(2,679)	(1,089)
Equity in income of affiliates	(14,243)	(35,691)
Dividends from affiliates	38,796	10,752
Provision for credit and lease residual losses on finance subsidiaries-receivables	11,406	1,830
Impairment loss on long-lived assets and goodwill excluding property on operating leases	—	419
Impairment loss on property on operating leases	1,413	—
Loss (gain) on derivative instruments, net	(16,141)	(34,770)
Decrease (increase) in assets:
Trade accounts and notes receivable	86,531	32,764
Inventories	196,338	1,483
Other current assets	(1,760)	49,005
Other assets	3,828	2,694
Increase (decrease) in liabilities:
Trade accounts and notes payable	(28,732)	(52,478)
Accrued expenses	(60,694)	(24,742)
Income taxes payable	(15,081)	41,686
Other current liabilities	76,052	21,592
Other liabilities	(26,211)	(82,129)
Other, net	(12,337)	(19,188)

Net cash provided by operating activities	406,133	337,953

Cash flows from investing activities:
Increase in investments and advances	(10,180)	(3,378)
Decrease in investments and advances	162	4,244
Proceeds from sales of available-for-sale securities	1,509	18
Payments for purchases of held-to-maturity securities	—	(13,800)
Proceeds from redemptions of held-to-maturity securities	—	11,510
Capital expenditures	(128,946)	(53,230)
Proceeds from sales of property, plant and equipment	5,135	4,886
Acquisitions of finance subsidiaries-receivables	(316,417)	(575,150)
Collections of finance subsidiaries-receivables	392,612	563,213
Sales (purchases) of finance subsidiaries-receivables, net	(21,942)	—
Purchases of operating lease assets	(158,517)	(227,094)
Proceeds from sales of operating lease assets	31,027	112,572

Net cash used in investing activities	(205,557)	(176,209)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net	(172,379)	80,349
Proceeds from long-term debt	456,431	165,203
Repayments of long-term debt	(347,876)	(240,834)
Dividends paid (note 12(a))	(14,516)	(21,775)
Dividends paid to noncontrolling interests	(8,366)	(7,704)
Sales (purchases) of treasury stock, net	(5)	(9,809)

Net cash used in financing activities	(86,711)	(34,570)

Effect of exchange rate changes on cash and cash equivalents	10,239	(42,954)

Net change in cash and cash equivalents	124,104	84,220
Cash and cash equivalents at beginning of the period	690,369	1,119,902

Cash and cash equivalents at end of the period	¥814,473	¥1,204,122

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) General and Summary of Significant Accounting Policies

(a)	Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S.GAAP). In the opinion of management, all adjustments which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2010 consolidated financial statements and notes thereto included in Honda Motor Co., Ltd. and Subsidiaries Annual Report for the year ended March 31, 2010. Consolidated financial statements for the year ended March 31, 2010 are derived from the audited consolidated financial statements, while consolidated financial statements for the three months ended June 30, 2010 are unaudited.

(b)	Basis of Presenting Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with U.S. GAAP.

(c)	Changes in Accounting Procedures for Consolidated Quarterly Financial Results

Transfers of Financial Assets, and Consolidation of Variable Interest Entities

Honda adopted Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets”, and ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, effective April 1, 2010. These standards amend the FASB Accounting Standards Codification (ASC) 860 “Transfers and Servicing”, and ASC 810 “Consolidation”. ASU 2009-16 removes the concept of a qualifying special purpose entity (QSPE) and removes the exception from applying consolidation accounting standards to QSPEs. ASU 2009-17 requires reporting entities to evaluate former QSPEs for consolidation, changes the approach to determining a variable interest entity’s primary beneficiary from a mainly quantitative assessment to an exclusively qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity.

Upon the adoption of these standards, former 10 QSPEs treated as legacy off-balance sheet prior to the year ended March 31, 2010 were consolidated by the Company as of April 1, 2010. As a result, previously derecognized assets held by former QSPEs including finance subsidiaries receivables of ¥282,353 million and their related secured debt of ¥274,329 million were included in the Company’s consolidated balance sheet as of April 1, 2010. The assets and liabilities associated with former legacy off-balance sheet securitizations including retained interests in securitizations and servicing assets were removed from the Company’s consolidated balance sheet from April 1, 2010. The cumulative effect adjustment upon the adoption of these standards increased the Company’s beginning retained earnings for the three months ended June 30, 2010 by ¥1,432 million, net of tax effect.

(d)	Accounting Policies Specifically Applied for Quarterly Consolidated Financial Statements

Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the three months ended June 30, 2010. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2) Allowances for Finance Subsidiaries-receivables

	Yen (millions)
	June 30, 2010	March 31, 2010
Finance subsidiaries-receivables
Allowance for credit losses	¥30,269	¥34,927
Allowance for losses on lease residual values	7,882	9,253

(3) Variable Interest Entities

Honda considers its involvement with a variable interest entity (VIE) under the FASB Accounting Standards Codification (ASC) 810 “Consolidation”. This standard prescribes that the reporting entity shall consolidate a VIE as its primary beneficiary when it deemed to have a controlling financial interest in a VIE, meeting both of the following characteristics:

(a)	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

(b)	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

For the purpose of accelerating the receipt of cash related to its finance receivables, the finance subsidiaries of the Company periodically securitize and sell pools of these receivables, and newly establish the trust to issue asset-backed securities for each securitization. The finance subsidiaries of the Company deemed to have the power to direct the activities of these trusts that most significantly impact the trusts’ economic performance, as they retain servicing rights in all securitizations, and manage delinquencies and defaults of the underlying receivables. Furthermore, the finance subsidiaries of the Company deemed to have the obligation to absorb losses of these trusts that could potentially be significant to these trusts, as they would absorb the majority of the expected losses of these trusts by retaining certain subordinated interests of these trusts. Therefore, the Company has consolidated these trusts, as it deemed to have controlling financial interests in these trusts.

The assets of consolidated VIEs totaled ¥604,772 million and ¥358,271 million as of June 30, 2010 and March 31, 2010, respectively. The majority of the assets were included in short-term and long-term finance subsidiaries-receivables on the consolidated balance sheets. The liabilities of consolidated VIEs totaled ¥556,239 million and ¥348,941 million as of June 30, 2010 and March 31, 2010, respectively, of which the majority were included in short-term and long-term debt on the consolidated balance sheets. The restricted cash as collateral for the payment of the related secured debt obligation was included in investments and advances - other, and amounted to ¥10,391 million and ¥5,653 million as of June 30, 2010 and March 31, 2010, respectively in the consolidated balance sheets.

The creditors of these trusts do not have recourse to the finance subsidiaries’ general credit with the exception of representations and warranties customary in the industry provided by the finance subsidiaries to these trusts.

There is no VIE in which Honda holds a significant variable interest but is not the primary beneficiary as of June 30, 2010 and March 31, 2010.

Honda adopted Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets”, and ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, effective April 1, 2010. Information about the impact of the adoption of these standards is described in Note 1 (c).

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4) Inventories

Inventories at June 30, 2010 and March 31, 2010 are summarized as follows:

	Yen (millions)
	June 30, 2010	March 31, 2010
Finished goods	¥520,872	¥559,569
Work in process	39,829	35,558
Raw materials	333,835	340,502

	¥894,536	¥935,629

(5) Investments and Advances-Other

Investments and advances at June 30, 2010 and March 31, 2010 consist of the following:

	Yen (millions)
	June 30, 2010	March 31, 2010
Current
Corporate debt securities	¥8	¥31
U.S. government and agency debt securities	3,539	1,861
Advances	1,280	1,350
Other	—	472

	¥4,827	¥3,714

Investments and advances due within one year are included in other current assets.

	Yen (millions)
	June 30, 2010	March 31, 2010
Noncurrent
Auction rate securities (non-marketable)	¥9,531	¥10,041
Marketable equity securities	84,168	94,560
Government bonds	1,999	1,999
U.S. government and agency debt securities	14,599	14,875
Non-marketable equity securities accounted for under the cost method
Non-marketable preferred stocks	2,000	2,000
Other	11,025	9,888
Guaranty deposits	24,864	25,452
Advances	1,488	1,517
Other	27,182	24,515

	¥176,856	¥184,847

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Certain information with respect to marketable securities at June 30, 2010 and March 31, 2010 is summarized below:

	Yen (millions)
	June 30, 2010	March 31, 2010
Available-for-sale
Cost	¥40,129	¥39,823
Fair value	84,168	94,560
Gross unrealized gains	45,754	55,242
Gross unrealized losses	1,715	505

Held-to-maturity
Amortized cost	¥20,145	¥18,766
Fair value	20,294	18,862
Gross unrealized gains	149	98
Gross unrealized losses	—	2

Maturities of debt securities classified as held-to-maturity at June 30, 2010 are as follows:

Yen (millions)
Due within one year	¥3,547
Due after one year through five years	16,598
Due after five years through ten years	—

Total	¥20,145

Realized gains and losses from available-for-sale securities included in other income (expenses) – other, net for the three months ended June 30, 2009 was ¥3 million net losses. There was no realized gains and losses from available-for-sale securities included in other income (expenses) – other, net for the three months ended June 30, 2010.

Gross unrealized losses on marketable securities and fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at June 30, 2010 and March 31, 2010 are as follows:

	Yen (millions)
	June 30, 2010		March 31, 2010
	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale
Less than 12 months	¥9,586	¥(1,121)	¥1,169	¥(49)
12 months or longer	808	(594)	897	(456)

	¥10,394	¥(1,715)	¥2,066	¥(505)

Held-to-maturity
Less than 12 months	¥—	¥—	¥1,859	¥(2)
12 months or longer	—	—	—	—

	¥—	¥—	¥1,859	¥(2)

Honda does not believe the decline in fair value of any of its investment securities to be other than temporary, which is based on factors such as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6) Pledged Assets

Pledged assets at June 30, 2010 and March 31, 2010 are as follows:

	Yen (millions)
	June 30, 2010	March 31, 2010
Trade accounts and notes receivable	¥8,952	¥8,655
Inventories	5,937	3,777
Property, plant and equipment	17,761	20,492
Finance subsidiaries-receivables	594,381	352,618

Honda adopted Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets”, and ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, effective April 1, 2010. Upon the adoption of these standards, former 10 QSPEs treated as legacy off-balance sheet prior to the year ended March 31, 2010 were consolidated by the Company. As a result, the finance subsidiaries-receivables pledged as collateral and related secured debt obligations have increased in the Company’s consolidated financial statements. Information about the impact of the adoption of these standards is described in Note 1 (c).

(7) Income taxes

The Company has decreased a portion of unrecognized tax benefits related to transfer pricing matters of overseas transactions between the Company and foreign affiliates for the three months ended June 30, 2010. Due primarily to this accounting treatment, the effective tax rates of Honda for the three months ended June 30, 2010 differs from Honda’s statutory income tax rate, which is 40% for the fiscal year ending March 31, 2011.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8) Equity

The change in equity for the three months ended June 30, 2009 and 2010 are as follows:

For the three months ended June 30, 2009

	Yen (millions)
	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	¥4,007,288	¥123,056	¥4,130,344

Dividends paid to Honda Motor Co., Ltd. shareholders	(14,516)	—	(14,516)
Dividends paid to noncontrolling interests	—	(8,366)	(8,366)

Comprehensive income (loss):
Net income	7,560	1,642	9,202
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	46,479	4,538	51,017
Unrealized gains (losses) on available-for-sale securities, net	13,694	28	13,722
Unrealized gains (losses) on derivative instruments, net	—	—	—
Pension and other postretirement benefits adjustments	282	43	325

Total comprehensive income (loss)	68,015	6,251	74,266

Purchase of treasury stock	(6)	—	(6)
Reissuance of treasury stock	1	—	1

Balance at June 30, 2009	¥4,060,782	¥120,941	¥4,181,723

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended June 30, 2010

	Yen (millions)
	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	¥4,328,640	¥127,790	¥4,456,430
Cumulative effect of adjustments resulting from the adoption of new accounting standards on variable interest entities, net of tax (note 1(c))	1,432	—	1,432

Adjusted balances at March 31, 2010	¥4,330,072	¥127,790	¥4,457,862

Dividends paid to Honda Motor Co., Ltd. shareholders	(21,775)	—	(21,775)
Dividends paid to noncontrolling interests	—	(7,704)	(7,704)

Comprehensive income (loss):
Net income	272,487	7,942	280,429
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	(154,868)	(2,389)	(157,257)
Unrealized gains (losses) on available-for-sale securities, net	(5,969)	(28)	(5,997)
Unrealized gains (losses) on derivative instruments, net	566	—	566
Pension and other postretirement benefits adjustments	2,184	37	2,221

Total comprehensive income (loss)	114,400	5,562	119,962

Purchase of treasury stock	(9,809)	—	(9,809)
Reissuance of treasury stock	—	—	—

Balance at June 30, 2010	¥4,412,888	¥125,648	¥4,538,536

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9) Fair Value Measurement

Honda applies the FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures”. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, and emphasizes that a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability.

This standard establishes a three-level hierarchy to be used when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety.

The following table presents the assets and liabilities measured at fair value on a recurring basis as of June 30, 2010 and March 31, 2010.

	Yen (millions)
As of June 30, 2010	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Retained interests in securitizations	¥—	¥—	¥—	¥—	¥—	¥—
Derivative instruments
Foreign exchange instruments (note 10)	—	81,792	—	81,792	—	—
Interest rate instruments (note 10)	—	38,024	707	38,731	—	—

Total derivative instruments	—	119,816	707	120,523	(50,859)	69,664

Available-for-sale securities
Marketable equity securities	84,168	—	—	84,168	—	84,168
Auction rate securities	—	—	9,531	9,531	—	9,531

Total available-for-sale securities	84,168	—	9,531	93,699	—	93,699

Total	¥84,168	¥119,816	¥10,238	¥214,222	¥(50,859)	¥163,363

Liabilities:
Derivative instruments
Foreign exchange instruments (note 10)	¥—	¥(25,934)	¥—	¥(25,934)	¥—	¥—
Interest rate instruments (note 10)	—	(52,949)	(710)	(53,659)	—	—

Total derivative instruments	—	(78,883)	(710)	(79,593)	50,859	(28,734)

Total	¥—	¥(78,883)	¥(710)	¥(79,593)	¥50,859	¥(28,734)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of March 31, 2010	Yen (millions)
	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Retained interests in securitizations	¥—	¥—	¥27,555	¥27,555	¥—	¥27,555
Derivative instruments
Foreign exchange instruments (note 10)	—	70,905	—	70,905	—	—
Interest rate instruments (note 10)	—	35,352	1,025	36,377	—	—

Total derivative instruments	—	106,257	1,025	107,282	(44,417)	62,865

Available-for-sale securities
Marketable equity securities	94,560	—	—	94,560	—	94,560
Auction rate securities	—	—	10,041	10,041	—	10,041

Total available-for-sale securities	94,560	—	10,041	104,601	—	104,601

Total	¥94,560	¥106,257	¥38,621	¥239,438	¥(44,417)	¥195,021

Liabilities:
Derivative instruments
Foreign exchange instruments (note 10)	¥—	¥(23,432)	¥—	¥(23,432)	¥—	¥—
Interest rate instruments (note 10)	—	(61,087)	—	(61,087)	—	—

Total derivative instruments	—	(84,519)	—	(84,519)	44,417	(40,102)

Total	¥—	¥(84,519)	¥—	¥(84,519)	¥44,417	¥(40,102)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents reconciliations for the three months ended June 30, 2009 and 2010 for all Level 3 assets and liabilities measured at fair value on a recurring basis.

For the three months ended June 30, 2009

	Yen (millions)
	Retained interests in securitizations	Interest rate instruments (note 10)	Auction rate securities	Total
Balance at beginning of the year	¥45,648	¥2,294	¥9,906	¥57,848
Total realized/unrealized gains or losses
Included in earnings	4,263	200	—	4,463
Included in other comprehensive income (loss)	—	—	(859)	(859)
Purchases, issuances, and settlements, net	(12,706)	(660)	(92)	(13,458)
Foreign currency translation	(243)	(33)	(211)	(487)

Balance at end of the period	¥36,962	¥1,801	¥8,744	¥47,507

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥3,042	¥103	¥—	¥3,145
Included in other comprehensive income (loss)	—	—	(859)	(859)

For the three months ended June 30, 2010

	Yen (millions)
	Retained interests in securitizations	Interest rate instruments (note 10)	Auction rate securities	Total
Balance at beginning of the year	¥27,555	¥1,025	¥10,041	¥38,621
Adjustment resulting from the adoption of new accounting standards on variable interest entities (note 1(c))	(27,555)	(1,027)	—	(28,582)
Total realized/unrealized gains or losses
Included in earnings	—	—	—	—
Included in other comprehensive income (loss)	—	—	—	—
Purchases, issuances, and settlements, net	—	—	(18)	(18)
Foreign currency translation	—	(1)	(492)	(493)

Balance at end of the period	¥—	¥(3)	¥9,531	¥9,528

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—	¥(1)	¥—	¥(1)
Included in other comprehensive income (loss)	—	—	—	—

Total realized/unrealized gains or losses related to retained interests in securitizations, including those held at the reporting date, are included in net sales and other operating revenue in the consolidated statements of income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Total realized/unrealized gains or losses related to interest rate instruments, including those held at the reporting date, are included in other income (expenses) – other, net, in the consolidated statements of income.

The valuation methodologies the assets and liabilities measured at fair value on a recurring basis are as follows:

Retained interests in securitizations

The fair values of the retained interests in securitizations are estimated by calculating the present value of the future cash flows using a discount rate commensurate with the risks involved. In order to estimate cash flows, Honda utilizes various significant assumptions including market observable inputs such as forward interest rates, as well as internally developed inputs, such as prepayment speeds, delinquency levels and credit losses. Fair value measurement for retained interests in securitization is classified as Level 3.

Foreign exchange and interest rate instruments (see note 10)

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are estimated using market observable inputs such as spot exchange rates, discount rates and implied volatility. Fair value measurement for foreign currency forward exchange contracts and foreign currency option contracts are classified as Level 2. The fair values of currency swap agreements and interest rate swap agreements are estimated by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurement for these currency swap agreements and interest rate swap agreements are classified as Level 2.

The fair values of a limited number of interest rate swap agreements related to certain off –balance sheet securitizations are estimated using significant assumptions including market observable inputs, as well as internally developed prepayment assumptions as an input into the model, in order to forecast future notional amounts on these structured derivative contracts. Accordingly, fair value measurement for these derivative contracts is classified as Level 3.

The credit risk of Honda and its counterparties are considered on the valuation of foreign exchange and interest rate instruments.

Marketable equity securities

The fair value of marketable equity securities is estimated using quoted market prices. Fair value measurement for marketable equity securities is classified as Level 1.

Auction rate securities

The subsidiary’s auction rate securities (ARS) holdings were AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and United States Government, and are guaranteed about 95% by the United States Government. The ARS market had been illiquid as of June 30 and March 31, 2010, and no readily observable prices exist, Honda measured the fair value of the ARS based on the discounted future cash flows. In order to assess various kinds of risks, such as liquidity risk, Honda used third-party developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

Honda does not have financial assets and financial liabilities measured at fair value on a nonrecurring basis as of and for the three months ended June 30, 2010 and the year ended March 31, 2010.

Honda also adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” which is now codified in the FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures” for nonfinancial assets and nonfinancial liabilities, recognized or disclosed at fair value in the financial statements on a nonrecurring basis effective April 1, 2009. Honda does not have significant nonfinancial assets and nonfinancial liabilities measured at fair value on a nonrecurring basis as of and for the three months ended June 30, 2010 and the year ended March 31, 2010.

Honda has not elected the fair value option for the three months ended June 30, 2010 and the year ended March 31, 2010.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated fair values of significant financial instruments at June 30, 2010 and March 31, 2010 are as follows (see note 10):

	Yen (millions)
	June 30, 2010		March 31, 2010
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries- receivables *	¥3,651,720	¥3,720,944	¥3,569,760	¥3,638,964
Available-for-sale securities	93,699	93,699	104,601	104,601
Held-to-maturity securities	20,145	20,294	18,766	18,862
Debt	(4,151,900)	(4,244,949)	(4,101,675)	(4,191,389)
Derivative instruments
Asset position	¥69,664	¥69,664	¥62,865	¥62,865
Liability position	(28,734)	(28,734)	(40,102)	(40,102)

Net	¥40,930	¥40,930	¥22,763	¥22,763

*	The carrying amounts of finance subsidiaries-receivables at June 30, 2010 and March 31, 2010 in the table exclude ¥359,676 million and ¥411,228 million, respectively, of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets. The carrying amounts of finance subsidiaries-receivables at June 30, 2010 and March 31, 2010 in the table also include ¥499,844 million and ¥519,495 million of finance receivables classified as trade receivables and other assets in the consolidated balance sheets, respectively.

The estimated fair values have been determined using relevant market information and appropriate valuation methodologies. However, these estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The effect of using different assumptions and/or estimation methodologies may be significant to the estimated fair values.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and cash equivalents, trade receivables and trade payables

The carrying amounts approximate fair values because of the short maturity of these instruments.

Finance subsidiaries-receivables

The fair values of retail receivables and term loans to dealers were estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale receivables, the carrying amount of those receivables approximates fair value.

Held-to-maturity securities

The fair value of held-to-maturity securities was estimated using quoted market prices.

Debt

The fair values of bonds and notes were estimated based on the quoted market prices for the same or similar issues. The fair value of long-term loans was estimated by discounting future cash flows using rates currently available for loans of similar terms and remaining maturities. The carrying amounts of short-term bank loans and commercial paper approximate fair values because of the short maturity of these instruments.

(10) Risk Management Activities and Derivative Financial Instruments

Honda uses derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates. (see note 9) Currency swap agreements are used to manage currency risk exposure on foreign currency denominated debt. Foreign currency forward exchange contracts and purchased option contracts are used to hedge currency risk of sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to manage interest rate risk exposure and to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Honda does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda currently does not require or place collateral for these financial instruments with any counterparties.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Contract amounts outstanding for foreign currency forward exchange contracts, foreign currency option contracts and currency swap agreements and the notional principal amounts of interest rate swap agreements at June 30, 2010 and March 31, 2010 are as follows:

Derivatives designated as hedging instruments:

	Yen (millions)
	June 30, 2010	March 31, 2010
Foreign currency forward exchange contracts	¥27,069	¥26,542

Foreign exchange instruments	¥27,069	¥26,542

Derivatives not designated as hedging instruments:

	Yen (millions)
	June 30, 2010	March 31, 2010
Foreign currency forward exchange contracts	¥497,585	¥552,585
Foreign currency option contracts	119,416	92,965
Currency swap agreements	669,090	718,964

Foreign exchange instruments	¥1,286,091	¥1,364,514

Interest rate swap agreements	¥3,724,409	¥3,806,091

Interest rate instruments	¥3,724,409	¥3,806,091

Cash flow hedge

The Company applies hedge accounting for certain foreign currency forward exchange contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognized in other comprehensive income (loss). The amounts are reclassified into earnings in the same period when forecasted hedged transactions affect earnings. The amounts recognized in accumulated other comprehensive income (loss) at June 30, 2010 and March 31, 2010 was ¥242 million income and ¥324 million loss, respectively. All amounts recorded in accumulated other comprehensive income (loss) as of June 30, 2010 are expected to be recognized in earnings within the next twelve months.

The period that hedges the changes in cash flows related to the risk of foreign currency rate is at most around two months. There are no derivative financial instruments where hedge accounting has been discontinued due to the forecasted transaction no longer being probable. The Company excludes financial instruments’ time value component from the assessment of hedge effectiveness. There is no portion of hedging instruments that has been assessed as hedge ineffectiveness.

Derivative financial instruments not designated as accounting hedges

Changes in the fair value of derivative financial instruments not designated as accounting hedges are recognized in earnings in the period of the change.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated fair values of derivative instruments at June 30, 2010 and March 31, 2010 are as follows.

As of June 30, 2010

Derivatives designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥1,130	¥—	¥1,130	¥—	¥—

Derivatives not designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥80,662	¥(25,934)	¥36,943	¥23,267	¥(5,482)
Interest rate instruments	38,731	(53,659)	(2,485)	10,809	(23,252)

Total	¥119,393	¥(79,593)	¥34,458	¥34,076	¥(28,734)

Netting adjustment	(50,859)	50,859

Net amount	¥68,534	¥(28,734)

As of March 31, 2010

Derivatives designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥33	¥(646)	¥33	¥—	¥(646)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Derivatives not designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥70,872	¥(22,786)	¥29,105	¥29,608	¥(10,627)
Interest rate instruments	36,377	(61,087)	594	3,525	(28,829)

Total	¥107,249	¥(83,873)	¥29,699	¥33,133	¥(39,456)

Netting adjustment	(44,417)	44,417

Net amount	¥62,832	¥(39,456)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

The pre-tax effects of derivative instruments on the Company’s results of operations for the three months ended June 30, 2009 and for the three months ended June 30, 2010 are as follows:

For the three months ended June 30, 2009

Derivatives designated as hedging instruments

The Company does not hold derivatives designed as hedging instruments at June 30, 2009.

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses)
	- Other, net	¥23,893
Interest rate instruments	Other income (expenses)
	- Other, net	(11,590)

Total		¥12,303

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended June 30, 2010

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥1,032	Other income (expenses) - Other, net	¥86	Other income (expenses) - Other, net	¥97

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses)
	- Other, net	¥14,817
Interest rate instruments	Other income (expenses)
	- Other, net	(598)

Total		¥14,219

The gains and losses are included in other income (expenses) – other, net on a net basis with related items, such as foreign currency translation.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11) Contingent Liabilities

Honda has entered into various guarantee and indemnification agreements. At June 30, 2010 and March 31, 2010, Honda has guaranteed ¥31,076 million and ¥31,772 million of bank loans of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is ¥31,076 million and ¥31,772 million, respectively, at June 30, 2010 and March 31, 2010. At June 30, 2010, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its products for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

The changes in provisions for those product warranties for the three months ended June 30, 2010 and the year ended March 31, 2010 are as follow:

	Yen (millions)
	June 30, 2010	March 31, 2010
Balance at beginning of the period	¥226,038	¥233,979
Warranty claims paid during the period	(24,423)	(86,886)
Liabilities accrued for warranties issued during the period	22,682	79,520
Changes in liabilities for pre-existing warranties during the period	(371)	(3,571)
Foreign currency translation	(6,705)	2,996

Balance at end of the period	¥217,221	¥226,038

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and accrued liabilities. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims including 44 purported class actions in the United States. Honda recognizes an accrued liability for loss contingencies when it is probable that an obligation has been incurred and the amount of loss can be reasonably estimated. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recorded for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims including 44 purported class actions in the United States should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position, results of operations or cash flows.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12) Information Related to Honda Motor Co., Ltd. Shareholders’ Equity

For three months ended June 30, 2010

(a)	Information concerning dividends

1.	Dividend payout

Resolution	The ordinary general meeting of shareholders on June 24, 2010
Type of shares	Common stock
Total amount of dividends (million yen)	21,775
Dividend per share of common stock (yen)	12.00
Record date	March 31, 2010
Effective date	June 25, 2010
Resource for dividend	Retained earnings

2.	Dividends payable of which record date was in the three months ended June 30, 2010, effective after the period

Resolution	The board of directors meeting on July 30, 2010
Type of shares	Common stock
Total amount of dividends (million yen)	21,733
Dividend per share of common stock (yen)	12.00
Record date	June 30, 2010
Effective date	August 26, 2010
Resource for dividend	Retained earnings

(b)	Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

(13) Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development Manufacturing Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products Others

Power product and other businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Segment Information

As of and for the three months ended June 30, 2009

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥256,366	¥1,523,429	¥155,903	¥66,514	¥2,002,212	¥—	¥2,002,212
Intersegment	—	—	3,367	6,714	10,081	(10,081)	—

Total	¥256,366	¥1,523,429	¥159,270	¥73,228	¥2,012,293	¥(10,081)	¥2,002,212

Segment income (loss)	¥5,643	¥(21,376)	¥46,846	¥(5,949)	¥25,164	¥—	¥25,164

Assets	¥1,041,238	¥5,094,396	¥5,704,501	¥295,929	¥12,136,064	¥(369,317)	¥11,766,747
Depreciation and amortization	¥11,567	¥84,876	¥60,692	¥3,310	¥160,445	¥—	¥160,445
Capital expenditures	¥11,581	¥75,617	¥159,054	¥15,833	¥262,085	¥—	¥262,085

As of and for the three months ended June 30, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥320,244	¥1,813,033	¥149,487	¥78,699	¥2,361,463	¥—	¥2,361,463
Intersegment	—	1,401	3,081	7,081	11,563	(11,563)	—

Total	¥320,244	¥1,814,434	¥152,568	¥85,780	¥2,373,026	¥(11,563)	¥2,361,463

Segment income (loss)	¥31,317	¥148,937	¥54,642	¥(453)	¥234,443	¥—	¥234,443

Assets	¥972,499	¥4,894,088	¥5,558,046	¥307,209	¥11,731,842	¥(231,588)	¥11,500,254
Depreciation and amortization	¥10,377	¥75,689	¥56,319	¥3,001	¥145,386	¥—	¥145,386
Capital expenditures	¥7,728	¥36,671	¥227,362	¥1,185	¥272,946	¥—	¥272,946

Explanatory notes:

1.	Segment income (loss) is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses). Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.	Assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

4.	Unallocated corporate assets, included in reconciling items, amounted to ¥304,142 million as of June 30, 2009 and ¥348,160 million as of June 30, 2010 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

5.	Depreciation and amortization of Financial Services Business include ¥59,738 million for the three months ended June 30, 2009 and ¥55,934 million for the three months ended June 30, 2010, respectively, of depreciation of property on operating leases.

6.	Capital expenditure of Financial Services Business includes ¥158,517 million for the three months ended June 30, 2009 and ¥227,094 million for the three months ended June 30, 2010 respectively, of purchase of operating lease assets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Supplemental Geographical Information

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2009

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥405,470	¥935,891	¥207,929	¥283,666	¥169,256	¥2,002,212	¥—	¥2,002,212
Transfers between geographic areas	331,094	39,901	10,264	37,731	6,186	425,176	(425,176)	—

Total	¥736,564	¥975,792	¥218,193	¥321,397	¥175,442	¥2,427,388	¥(425,176)	¥2,002,212

Operating income (loss)	¥(4,672)	¥7,183	¥1,757	¥20,351	¥(479)	¥24,140	¥1,024	¥25,164

Assets	¥3,055,213	¥6,413,214	¥734,516	¥1,019,962	¥498,615	¥11,721,520	¥45,227	¥11,766,747
Long-lived assets	¥1,156,684	¥1,928,723	¥120,517	¥261,981	¥136,297	¥3,604,202	¥—	¥3,604,202
As of and for the three months ended June 30, 2010

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥469,359	¥1,085,434	¥171,951	¥408,700	¥226,019	¥2,361,463	¥—	¥2,361,463
Transfers between geographic areas	456,736	52,408	17,885	61,538	10,307	598,874	(598,874)	—

Total	¥926,095	¥1,137,842	¥189,836	¥470,238	¥236,326	¥2,960,337	¥(598,874)	¥2,361,463

Operating income (loss)	¥53,267	¥110,787	¥4,071	¥44,435	¥20,252	¥232,812	¥1,631	¥234,443

Assets	¥2,953,975	¥6,234,090	¥517,653	¥1,080,229	¥636,244	¥11,422,191	¥78,063	¥11,500,254
Long-lived assets	¥1,088,535	¥1,811,576	¥98,397	¥230,184	¥155,709	¥3,384,401	¥—	¥3,384,401

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Operating income (loss) of each geographical region is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses).

3.	Assets of each geographical region are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets.

4.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.	Unallocated corporate assets, included in reconciling items, amounted to ¥304,142 million as of June 30, 2009 and ¥348,160 million as of June 30, 2010 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14) Per Share Data

(a)	Honda Motor Co., Ltd. shareholders’ equity per share

	Yen
	June 30, 2010	March 31, 2010
Honda Motor Co., Ltd. shareholders’ equity per share	¥2,436.58	¥2,385.45

(b)	Net income attributable to Honda Motor Co., Ltd. per common share

Net income attributable to Honda Motor Co., Ltd. per common share for the three months ended June 30, 2009 and 2010 are as follows:

For the three months ended June 30, 2009 and 2010

	Yen
	June 30, 2009	June 30, 2010
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥4.17	¥150.27

* Diluted net income attributable to Honda Motor Co., Ltd. per common share is not provided as there is no potential dilution effect.

* The bases of computation of basic net income attributable to Honda Motor Co., Ltd. per common share are as follows:

	Yen (millions)
	June 30, 2009	June 30, 2010
Net income attributable to Honda Motor Co., Ltd.	¥7,560	¥272,487
Amount not applicable to common stock	—	—
Net income attributable to Honda Motor Co., Ltd. applicable to common stock	¥7,560	¥272,487
Weighted average number of common shares	1,814,607,899 shares	1,813,288,509 shares

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(15) Subsequent Events

1.	The Board of Directors, at its meeting held on July 30, 2010, resolved that the Company will purchase its own shares pursuant to Article 156 of the Company Law, which applies pursuant to Article 165, Paragraph 3, of that law. The main purpose for the acquisition are enhancing its capital efficiency and enabling greater flexibility in its capital policies.

(1)	Type of shares and maximum number of shares to be acquired:

Shares of Common Stock 12,000 thousand shares

(2)	Maximum amount of acquisition:

¥ 25,000 million

(3)	Period of acquisition:

Starting on August 3, 2010 and ending on September 15, 2010

(4)	Method of acquisition:

Purchase in the open market

The Company completed the acquisition of its own shares pursuant to the above resolution of the board of directors by August 6, 2010. Total number and amount of shares the Company acquired during the period were 8,795 thousand shares and ¥24,974 million.

2.	The Board of Directors, at its meeting held on July 30, 2010, resolved that the Company will retire its treasury stocks pursuant to Article 178 of the Company Law.

(1)	Type of shares and number of shares to be retired:

Shares of Common Stock 23,400 thousand shares

(2)	Total number of shares outstanding after retirement

1,811,428 thousand shares

(3)	Scheduled date of retirement

August 6, 2010

The Company completed the retirement of the treasury stocks pursuant to the above resolution of the board of directors on August 6, 2010.